Beau Garrett Work History

Experience

Bravo Golf
CEO
February 2022 - Present

Self Employed
 Management Consultant
 October 2021 - Present (1 year 11 months)

SAFE Health Systems, Inc.
 Vice President Of Infrastructure
January 2021 - December 2021 (1 year)

MorganFranklin Consulting 3 years 8 months
Manager - Strategy & Transformation
July 2018 - January 2021 (2 years 7 months)
Senior Consultant - Strategy & Transformation
June 2017 - June 2018 (1 year 1 month)

eVestment
 Product Owner
 June 2015 - May 2017 (2 years)

Commercial Pilot
 September 2004 - March 2012 (7 years 7 months)